Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Administrative Committee
The Home Depot FutureBuilder for Puerto Rico:

We consent to the incorporation by reference in the Registration Statement No. 333-125332 on Form S-8 of The Home Depot, Inc. of our report dated June 16, 2015, with respect to the statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of The Home Depot FutureBuilder for Puerto Rico.

/s/ KPMG LLP

Atlanta, Georgia
June 16, 2015